UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0006776081

Issuer Name

PEARSON PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name

Cevian Capital II GP Limited

City of registered office (if applicable)

`St Helier

Country of registered office (if applicable)

Jersey

4. Details of the shareholder

Name	City of registered office	Country of registered office
Aurora Nominees Limited	London	United Kingdom

5. Date on which the threshold was crossed or reached

01-Jul-2025

6. Date on which Issuer notified

02-Jul-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	13.048636	0.000000	13.048636	85202977
Position of previous notification (if applicable)	12.015817	0.000000	12.015817

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0006776081		85202977		13.048636
Sub Total 8.A	85202977		13.048636%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Cevian Capital II G.P. Limited	Cevian Capital II Master Fund L.P.	13.048636		13.048636%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Cevian Capital II G.P. Limited acts as general partner for Cevian Capital II Master Fund L.P. The legal owner of the shares is Aurora Nominees Limited (acting as nominee), which holds the shares on behalf of UBS AG (acting as custodian).

12. Date of Completion

02-Jul-2025

13. Place Of Completion

Jersey

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 03 July 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary